OATH OR AFFIRMATION

I, Patrick Rooney, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TTBD, LLC as of December 31, 2017, are true and correct. I further swear (or affirm) that neither TTBD, LLC nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



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Notary Public